 1-A/A LIVE 0001683145 XXXXXXXX 024-10686 CNote Group, Inc. DE 2016 0001683145 6199 81-2784287 3 4 2323 Broadway Oakland CA 94612 424-262-6683 Brian S. Korn, Esq. Other 277202.00 0.00 0.00 0.00 277202.00 86698.00 57000.00 143698.00 133504.00 277202.00 600.00 1454.00 0.00 56556.00 0.01 0.01 dbbmckennon Common Stock 6000000 000000000 N/A N/A 0 000000000 N/A N/A 0 000000000 N/A true true Tier2 Audited Debt Y Y Y N N N 50000000 0 0.0100 50000000.00 0.00 0.00 0.00 50000000.00 dbbmckennon 7500.00 Manatt, Phelps & Phillips, LLP 100000.00 Manatt, Phelps & Phillips, LLP 0.00 50000000.00 Blue Sky Compliance fees included in Legal. true AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 CNote Group, Inc. Common stock, par value $0.00001 per share 6000000 6000000 $60 aggregate consideration for 6,000,000 shares of common stock, par value $0.00001 per share, purchased at par value. 25% of these shares vest in each of the next four years, beginning on either April 22, 2017 or June 17, 2017. $60 CNote Group, Inc. Investor promissory notes 1869907 35000 $1,869,907.15 aggregate consideration for investor promissory notes issued (aggregate principal amount of notes issued less fees and expenses). $35,000 CNote Group, Inc. Simple Agreement for Future Equity (SAFEs) investments 620000 0 $620,000 aggregate consideration for SAFEs sold (aggregate principal amount of SAFEs sold less fees and expenses). (i) Section 4(a)(2) of the 1933 Act; (ii) Rule 506(c) of Regulation D; and (iii) Rule 506(c) of Regulation D.